

December 11, 2018

Konstantinos Konstantakopoulos
Chief Executive Officer
Costamare Inc.
7 rue du Gabian
MC 98000 Monaco

> **Re: Costamare Inc.**
> **Registration Statement Filed on Form F-3**
> **Filed November 19, 2018**
> **File No. 333-228457**

Dear Mr. Konstantakopoulos:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-3 filed November 19, 2018

Selling Shareholders, page 6

1. We note your disclosure that Costamare Inc. entered into a share purchase agreement with some of the selling shareholders that permits Costamare, upon serving a share settlement notice at any time within six months of the effective date of this registration statement, to elect to pay a portion of the consideration under the share purchase agreement in common stock. Given Costamare may elect to pay consideration under the agreement in common stock in the future, please provide us your analysis as to why that transaction would be considered a completed private placement such that it is appropriate to register the resale of those shares now. Refer generally to Question 134.01 of the Securities Act Section of the Compliance and Disclosure Interpretations, available on our website at www.sec.gov.

General

2.   Please explain to us why you are registering a dollar amount, rather than the number of shares being offered for resale. As part of your response, please explain the authority you are relying upon to register a dollar amount, rather than the number of shares. We may have further comment once we review your response.

3.   Please confirm your understanding that you should clear any outstanding SEC staff comments on your Form 20-F (file no. 001-34934) for fiscal year end December 31, 2017, filed on February 27, 2018, before requesting an acceleration of effectiveness of this registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Susan Block at 202-551-3210 or Anne Parker, Assistant Director, at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure